

Mail Stop 3561

September 11, 2015

Via E-mail
John Campo
President
New Colombia Resources, Inc.
251 174th Street #816
Sunny Isles Beach, FL 33160

      **Re: New Colombia Resources, Inc.
                Form 10
                Filed June 17, 2015
                File No. 000-55454**

Dear Mr. Campo:

      We issued comments on the above captioned filing on July 8, 2015. On August 12, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Jonathan Burr at (202) 551-5833 or me at (202) 551-3795 with any questions.

                         Sincerely,

                         /s/ John Reynolds

                         John Reynolds
                         Assistant Director
                         Office of Beverages, Apparel, and
                         Mining

cc: Kenneth Bart
       Bart and Associates, LLC